March 28, 2017

VIA EDGAR

Ms. Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Senior Housing Properties Trust (the “Company”)
Form 10-K for the fiscal year ended December 31, 2016
Filed February 27, 2017
File No. 1-15319

Dear Ms. Monick:

The Company is writing in response to your letter dated March 24, 2017. For your convenience, your original comment appears below in bold text and is followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2016

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Property Net Operating Income (NOI), page 84

1.                                      Please revise future filings to begin your reconciliation of Property NOI with Net income, ensuring such non-GAAP measure does not receive undue prominence.  Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.  This comment also applies to your NOI reconciliation in future earnings releases.

Response:  In future filings and earnings releases, the Company will begin its reconciliation of property NOI with net income.

Ms. Jennifer Monick

March 28, 2017

Please call me at (617) 796-8223 if you have any questions or require additional information.

Sincerely,

SENIOR HOUSING PROPERTIES TRUST

By:	/s/ Richard W. Siedel, Jr.
Richard W. Siedel, Jr.
Chief Financial Officer and Treasurer